UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 9, 2020

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Starts Stable Interests; Series Collusion Illusion Interests

____________________

Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

Authentic – Retired From Racing

On November 9, 2020, My Racehorse CA LLC (the “Company”) and Spendthrift Farm, LLC (“Spendthrift”), the horse seller and co-owner of Authentic, the 2017 Colt that is the Underlying Horse for Series Authentic (“Authentic”), announced that Authentic, the winner of the 2020 Kentucky Derby and 2020 Breeders’ Cup Classic, will retire from racing to begin his stud career.

This contractual rights related to this specific decision to retire Authentic was anticipated and documented in that certain Equine Co-Ownership and Acquisition Agreement, dated as of June 8, 2020 (the “Agreement”), by and between the Company and Spendthrift. Pursuant to Section 4 of the Agreement, the Company and Spendthrift agreed to decide whether Authentic would continue to race in 2021 after participating in the 2020 Breeders’ Cup. After Authentic finished in first place at the 2020 Breeders’ Cup Grade 1 race on November 7, 2020, the Company and Spendthrift determined that there was not much more for Authentic to accomplish in his racing career and believed it was best for Authentic and its co-owners to retire Authentic from racing to begin his stud career.

As a result, Authentic has been retired to Spendthrift’s farm in Lexington, Kentucky where he will stand for a stud fee of $75,000 S&N.

A copy of the Agreement was previously filed by the Company on its Post-Qualification Offering Circular Amendment No. 12 (File No. 024-10896), filed with the Securities and Exchange Commission on June 12, 2020, as Exhibit 6.29 therein.

Forward Looking Statements

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: November 12, 2020	By: Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer